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                                 EXHIBIT 99.15

Amended and Restated Employment Agreement dated June 23, 1983 with J. Erskine
                                  Love, Jr.






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                   AMENDED AND RESTATED EMPLOYMENT AGREEMENT

     This Amended and Restated Employment Agreement ("Agreement") made and entered into this 23 day of June, 1983, by and between PRINTPACK, INC., a Georgia corporation (hereinafter referred to as "Printpack"), and J. ERSKINE LOVE, JR., a resident of Atlanta, Georgia (hereinafter referred to as "Employee"),

                              W I T N E S S E T H:

     WHEREAS, Employee has been instrumental and essential in the development of Printpack over the years and has provided the necessary management and direction to make Printpack profitable; and

     WHEREAS, Employee is presently employed as President and chief executive officer of Printpack pursuant to an Employment Contract dated June 4, 1975; and

     WHEREAS, Printpack desires to acknowledge the past contributions of Employee to Printpack and to secure the continued services of Employee in connection with Printpack's business;

     NOW, THEREFORE, it is mutually agreed as follows:

     1. Employment. Printpack agrees to employ Employee and Employee agrees to continue in the employment of Printpack as an executive officer thereof for an original term of five (5) years from June 20, 1983. This Agreement shall automatically be renewed from year to year after the original term ending five
(5) years from the date of this Agreement, unless terminated pursuant to Paragraph 9 below. The term of this Agreement shall be the foregoing period plus any period of time in which the Disability Benefit or Death Benefit is payable hereunder.



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     2. Services.  Employee shall initially be President and shall provide over-all management of Printpack. Employee shall provide such services to Printpack consistent with serving as chief executive officer as may from time to time be directed by the Board of Directors.

     3. Compensation.

         (a) As compensation for his services, Employee shall be paid a base salary of $6,000.00 per week, beginning June 20, 1983, plus such raises and bonuses as may be approved by the Board of Directors of Printpack. Any bonus shall be paid in accordance with the direction of the Board of Directors and all other compensation shall be payable in accordance with the standard procedure for the payment of salaries of other employees of Printpack. Employee shall also be entitled to customary fringe benefits available to the chief executive officer of Printpack.

          (b) All wages, bonuses or other amounts which Printpack may pay Employee pursuant hereto are payments made or to be made as wages and in the event of a valid termination of Employee's employment, either by Printpack or Employee, Employee shall be entitled only to such wages or bonuses as are accrued and owing under this contract at the time of such termination and no longer.

     4. Exclusive Arrangement. While employed hereunder, Employee shall devote his best efforts and skill to the responsibilities and duties assigned to him in the business of Printpack, serving as President and chief executive officer of Printpack, and shall perform any reasonable duties, functions and tasks under any other titles assigned to him from time to time by the Board of Directors of Printpack, shall in all respects do his

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utmost to enhance and develop the best interest of Printpack, and shall well and truly perform the several duties which may be assigned to him while employed pursuant to this Agreement.

      5. Confidential Information. Employee shall not disclose confidential information and procedures of Printpack either during or after termination of employment and acknowledges that such confidential information known to Employee shall have been disclosed in a way to create a trust relationship between Employee and Printpack, which must not be violated.

      6. Covenant Not to Compete.

           (a) Employee does not as of the execution hereof have any connection with any enterprise engaged in the conversion of flexible packaging material, either directly or indirectly, as an individual, a partner, a director, an officer, or agent, consultant or counsel, other than the ownership of securities of publicly held businesses.

           (b) Employee agrees and covenants that he will not for a period beginning on the date hereof and ending twelve (12) months after the expiration or termination of this Agreement, whether in the employment of Printpack or not, directly or indirectly, (i) enter the employ of or render any services to, give advice, counsel, aid or direction to any other person, firm, partnership, association or corporation engaged in a competing business, unless such activity, employment, services, advice, counsel, or direction is directly related to services performed hereunder by Employee for Printpack, and (ii) during such time engage in such business as above limited and defined on his own account, or become financially interested therein, directly or indirectly, as an individual, partner, stockholder,



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      director, officer, clerk, principal, agent or employee, without first obtaining in any of the foregoing instances the written consent of Printpack, which shall not be unreasonably withheld, but this limitation shall not apply to the ownership by Employee of the securities of any competing publicly held business.

           (c) A competing business shall be a business engaged in the conversion of flexible packaging material in competition with Printpack and located in whole or in part within a circle having a radius of 100 miles with the center at the principal business office of Printpack at the time of the expiration or termination of this Agreement.

     7. Death Benefits.

           (a) If Employee dies while in the full-time employment of Printpack pursuant to this Agreement (or while receiving the Disability Benefit provided hereunder), Printpack shall pay to Employee's wife, GAY McLAWHORN LOVE, in equal monthly installments, the Death Benefit hereinafter defined for the life of Employee's wife beginning on the first day of the month immediately following the date of death of Employee. In the event that Employee shall have no wife living at the time that any monthly payment hereunder becomes due and payable, Printpack shall have no further obligation to pay the Death Benefit under this Agreement.

           (b) The Death Benefit payable hereunder shall be based on the following percentages of Employee's average annual total compensation for the 36 month period ending on the last day of the month preceding the month in which Employee dies, including base pay and bonus but not including any fringe benefits. The amount of Employee's average annual total compensation as determined in accordance with the above directions shall be adjusted by any annual Increase in Cost of Living or any Decrease in Cost of Living as provided in subparagraph (d)

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      hereof as soon as possible after each calendar year but effective January
      1 of each such calendar year:

                    (i) The remainder of the calendar year in which Employees dies - 100%;

                    (ii) The first full calendar year in which payments are made - 75%;

                    (iii) Each calendar year thereafter - 50%.

           (c) Notwithstanding the foregoing provisions, in the event Employee is receiving a Disability Benefit pursuant to Paragraph 8 hereof, then the Disability Benefit payable hereunder shall become the Death Benefit and shall be computed and paid as provided in this Paragraph 7 with the date of Permanent Disability being treated as the date of death of Employee and with Printpack receiving credit against the Death Benefit for Disability Benefits paid prior to Employee's actual death.

           (d)      Adjustment to Death Benefit or Disability Benefit.

                    (i) As promptly as practicable after the end of each
             calendar year beginning at the end of the calendar year following the calendar year in which Employee dies or becomes permanently disabled, Printpack shall compute the Increase or the Decrease in Cost of Living, using as the basis of such computation the Consumer Price Index, All Cities and Selected Areas, All Urban Consumers (1967 = 100), hereinafter called the "Index", published by the Bureau of Labor Statistics of the United States Department of Labor.

                    (ii) The index number in the column for Atlanta, entitled
             "All Items" for the month of December of the year in which Employee dies or becomes permanently disabled shall be the base index number ("BIN"); and


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             the corresponding index number for the month of December of the year just ended shall be the current index number ("CIN").

                  (iii) The Increase or the Decrease in Cost of Living for each year shall be determined by dividing the CIN by the BIN and subtracting the integer one from the quotient, in accordance with the following formula:

                Increase or Decrease in Cost of Living =  CIN -1
                                                          ---
                                                          BIN

                  (iv) The Increase or the Decrease in Cost of Living,
             multiplied by employee's total compensation referred to in subparagraph (b) above shall be the increase or the decrease required to be determined by subparagraph (b). Any portion of any increase in the Death Benefit or the Disability Benefit retroactively due shall be payable within five (5) days after computation hereunder has been made.

                  (v) Appropriate adjustment shall be promptly made in case
             there is a published amendment of index figures upon which the computation is based.

                  (vi) If publication of the consumer price index is
             discontinued, the parties hereto shall accept comparable statistics on the cost of living for the City of Atlanta as computed and published by an agency of the United States or by a responsible financial periodical of recognized authority then to be selected by the parties.

     8. Disability Benefit. In the event that Employee is permanently disabled as defined in the group insurance policy carried by Printpack with reference to disability benefits and is thereby unable to perform the services required hereunder, then and thereafter the Employee shall be entitled to a Disability Benefit which is equal to the Death Benefit, with such payments beginning on the first month after a determination of such


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permanent disability has been made and continuing until Employee's death and with the date of the determination of such permanent disability being treated as if it were the date of death for purposes of computing the benefit payable hereunder, including any adjustments based on the Cost of Living as provided in Paragraph 7(d).

     9. Termination. Either party may terminate Employee's employment hereunder for cause by giving not less than sixty (60) days written notice to the other party of the intention to terminate such employment at any time prior to Employee's death or permanent disability. The parties hereto by mutual written agreement may elect to change the Death Benefit or Disability Benefit at any time or from time to time. Printpack may not alter the Death Benefit payable hereunder without the written consent of Employee's wife after Employee's death.

     10. Remedies. Printpack and Employee agree that, in the event of a breach or threatened breach, by Employee of Paragraph 5 or Paragraph 6 of this Agreement, or both of them, Printpack shall be entitled to an injunction against such breach, and Employee agrees not to raise the defense that Printpack has an adequate remedy at law. However, no specification in this Agreement of a legal or equitable remedy shall be construed as a waiver or prohibition against the pursuing of other legal or equitable remedies in the event of breach of Paragraph 5 or 6 or other provisions of this Agreement.

     11. Notices. Any notice required hereunder may be given by hand delivery or by certified mail addressed to the address hereinafter set out beside each party's name or at such other address of which any party may give the other party written notice at any time and from time to time. Such notice shall be deemed given when delivered by hand or deposited in the United States Mail, postage prepaid.

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     12. Miscellaneous.  This Agreement shall be construed according to Georgia law, shall be binding on and inure to the benefit of the parties and their respective heirs, successors and assigns, supersedes all prior employment agreements with Employee, contains severable and separate restrictive provisions as to Employee, and may not be changed other than as herein provided, except by an amendment in writing signed by the parties hereto.

     IN WITNESS WHEREOF, the parties hereto have hereunto set their hands and affixed their seals in duplicate as of the day and year first above written.

                                PRINTPACK, INC.


Address:                        By: /s/ R. Michael Hembree (Dir. of Finance)
                                    -----------------------------------------
                                        Authorized Officer
Printpack, Inc.
4335 Wendell Drive, S.W.
P.O. Box 43687                  Attest: /s/ L. Neil Williams, Jr. (Secretary)
Atlanta, Georgia 30378                 --------------------------------------
                                        Authorized Officer



Address:                        /s/  J. Erskine Love, Jr.
                                ----------------------------------------------
                                J. ERSKINE LOVE, JR.
1771 Garraux Road, N.W.
Atlanta, Georgia 30327



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
               SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

               SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS


                                                    BALANCE AT         CHARGED TO                           BALANCE
                                                   BEGINNING OF        COSTS AND                           AT END OF
          DESCRIPTION                                 PERIOD           EXPENSES           DEDUCTIONS        PERIOD

                                                                              (IN THOUSANDS)
PRINTPACK, INC.

Year ended June 25, 1994
  Allowance for Doubtful Accounts..............    $     304           $    100           $    (73)        $    331
                                                   =========           ========           ========         ========

Year ended June 24, 1995
  Allowance for Doubtful Accounts..............    $     331           $    645           $   (748)        $    228
                                                   =========           ========           ========         ========

Year ended June 29, 1996
  Allowance for Doubtful Accounts..............    $     228           $    560           $   (502)        $    286
                                                   =========           ========           ========         ========


THE FLEXIBLE PACKAGING GROUP OF
JAMES RIVER CORPORATION

Year ended December 26, 1993
  Allowance for Doubtful Accounts...............   $     576           $    480           $   (368)        $    688
                                                   =========           ========           ========         ========

Year ended December 25, 1994
  Allowance for Doubtful Accounts...............   $     688           $    200           $   (249)        $    639
                                                   =========           ========           ========         ========

Year ended December 31, 1995
  Allowance for Doubtful Accounts...............   $     639           $    120           $   (333)        $    426
                                                   =========           ========           ========         ========



  The notes to the combined financial statments are an integral part of this schedule.